Exhibit 99.1

NIO Inc. CEO Transferred 50 Million Shares to the Newly Established NIO User Trust

SHANGHAI, China, Jan. 24, 2019 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today announced that its founder, chairman and chief executive officer, Mr. William Li, transferred an aggregate amount of 50 million ordinary shares, consisting of (i) 189,253 class A ordinary shares and (ii) 49,810,747 class C ordinary shares, to the newly established NIO User Trust (the “Trust”) formed in conjunction with NIO’s pursuit of being a user enterprise and with the goal of building a deeper connection between the Company and its users. Mr. Li will retain the voting rights of the transferred shares, and NIO users will have the opportunity to discuss and propose the use of the economic benefits from the transferred shares. As a next step, Mr. William Li will further discuss the mechanisms to implement the Trust with NIO users.

“I established this Trust to pursue NIO’s original aspiration to become a user enterprise. Today, in transferring 50 million of my beneficially owned shares, as was promised in my letter in our IPO prospectus, we fulfilled that promise. By letting our users determine how best to allocate the economic benefits from these shares, I firmly believe that the Trust embodies our core values and will benefit our users, shareholders, employees and partners in the long run,” said William Li, founder, chairman and chief executive officer of NIO. “A key competitive edge of NIO is our unique, user-centric business model, which creates strong relationships with the NIO community. Looking ahead, we will continue to develop premium, high-quality electric vehicles while consistently delivering holistic user experiences to become the best user enterprise.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market, founded in November 2014. NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China from June 2018 and officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.
Jade Wei
Tel: +86-21-6908-3681
Email:  ir@nio.com

Heather Diwu
Tel: +86-10-5687-4108
Email: ir@nio.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: nio@tpg-ir.com

Ross Warner
Tel: +86-10-5730-6201
Email: nio@tpg-ir.com

Source: NIO